SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      Report on Form 6-K dated May 10, 2004

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F  X        Form 40-F
                                 ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes           No  X
                                 ---          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes           No  X
                                 ---          ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes           No  X
                                 ---          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

 Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated May 6, 2004, announcing Sukhoi Civil Aircraft's plan to develop regional jet fleet using PLM solutions from IBM and the Company.

          Russia's Sukhoi Civil Aircraft to Develop Regional Jet Fleet using PLM Solutions from IBM and Dassault Systemes


Leading military aircraft manufacturer expands into commercial aircraft market using CATIA, ENOVIA and SMARTEAM

May 6, 2004

Leading military aircraft manufacturer expands into commercial aircraft market using CATIA, ENOVIA and SMARTEAM

Moscow, Russia and Paris, France, May 6, 2004 - IBM and Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced that Sukhoi Civil Aircraft Company will use their solutions as the design platform for the new Russian Regional Jet program. Sukhoi Civil Aircraft will become the first Russian aircraft producer to use IBM PLM Solutions developed by Dassault Systemes for a major new aircraft project, joining the ranks of CATIA V5 users in the aerospace industry, including Airbus and Boeing. The multi-million dollar contract represents a key strategic investment in Sukhoi Civil Aircraft's IT infrastructure.


IBM PLM Solutions with CATIA for virtual collaborative product development, and ENOVIA and SMARTEAM for collaborative product data and lifecycle management, developed by Dassault Systemes, will provide Sukhoi and its multiple partners, including Boeing and airplane cabin products manufacturer B/E Aerospace, with a collaborative 3D development environment. The PLM platform will enable all participating organizations to share data and manage product-related information continuously and seamlessly across development sites inside and outside Russia.


As global demand for small, inexpensive and reliable aircraft is expected to grow dramatically in the next 15 years, Sukhoi Civil Aircraft is developing six versions of the Russian Regional Jet (RRJ) aircraft (60, 75 and 95 passengers) for short to medium-distance routes. The company expects to deliver its first regional jets in 2007, with total a number of 800 planes to be delivered by 2020.


The company cited its objective to produce the planes for 10-15% less cost than its international counterparts as the primary reason for the strategic PLM investment. Using IBM PLM Solutions developed by Dassault Systemes, Sukhoi will be able to standardize wing and engine components to reduce development and production costs, as well as facilitate maintenance and training.


Alexei Krasnov, director Civil Aircraft IT, Sukhoi, said, "To design and manufacture our new commercial airplanes, our company needed a proven solution that is easy to implement and use. CATIA, the industry standard, will help us work more efficiently with our partners and reach our targets within the established timeframe. We have decided to use a new business approach in the course of RRJ program implementation based on the integral IBM PLM Solution. A breakthrough in the field of changing business processes and technologies with entirely new product development methods will give us a strong competitive advantage. IBM and Dassault Systemes will be among the key factors of our success."


"IBM has extensive experience in the aerospace industry having implemented more than 20,000 PLM projects for aerospace companies around the world," said Scott Hopkins, general manager, IBM PLM. "This leadership, coupled with an integrated PLM solution set, makes us an ideal partner for Sukhoi as it enters into the growing commercial regional jet market and positions itself for growth. We understand the issues facing aircraft manufacturers and will continue to develop our value proposition, based on industry-established best practices and world-leading collaborative solutions, for efficient, high quality and cost-effective aircraft development."


"CATIA, ENOVIA and SMARTEAM will give Sukhoi the collaborative product development and lifecycle management tools required to prosper in the highly competitive regional jet market," said Francis

Bernard, Advisor to the President, Dassault Systemes. "Our Solutions, combined with DS PLM Practices for the aerospace industry, will help the company to optimize product quality and cost, drive innovation, and address the growing demand in Russia's aerospace market."


###

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              DASSAULT SYSTEMES S.A.


         Date: May 10, 2004                   By:    /s/ Thibault de Tersant
                                                     -----------------------
                                              Name:  Thibault de Tersant
                                              Title: Executive Vice President,
                                                     Finance and Administration